COMMENTS RECEIVED ON DECEMBER 1, 2009 & DECEMBER 4, 2009

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High Income Advantage Fund,
Fidelity Advisor High Income Fund, and Fidelity Advisor Value Fund

POST-EFFECTIVE AMENDMENT NO. 87

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Municipal Income Fund

POST-EFFECTIVE AMENDMENT NOs. 86 & 88

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor Diversified International Fund, Fidelity Advisor Emerging Asia Fund,
Fidelity Advisor Emerging Markets Fund, Fidelity Advisor Europe Capital Appreciation Fund,
Fidelity Global Capital Appreciation Fund, Fidelity International Capital Appreciation Fund,
Fidelity Advisor Japan Fund, Fidelity Advisor Latin America Fund, Fidelity Advisor Overseas Fund, and
Fidelity Advisor Value Leaders Fund

POST-EFFECTIVE AMENDMENT NO. 92

FIDELITY BEACON STREET TRUST (File Nos. 002-64791 and 811-02933)

Fidelity Tax Managed Stock Fund

POST-EFFECTIVE AMENDMENT NO. 65

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Capital Appreciation Fund, Fidelity Disciplined Equity Fund, Fidelity Focused Stock Fund,
Fidelity Small Cap Independence Fund, Fidelity Stock Selector, and Fidelity Value Fund

POST-EFFECTIVE AMENDMENT NO. 97

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Global Balanced Fund

POST-EFFECTIVE AMENDMENT NO. 97

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series Global ex U.S. Index Fund

POST-EFFECTIVE AMENDMENT NO. 128

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Diversified International Fund,
Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, Fidelity Emerging Markets Fund,
Fidelity Europe Capital Appreciation Fund, Fidelity Europe Fund, Fidelity Global Commodity Stock Fund, Fidelity
International Capital Appreciation Fund, Fidelity International Discovery Fund,
Fidelity International Growth Fund, Fidelity International Small Cap Fund,
Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund,
Fidelity Japan Fund, Fidelity Japan Smaller Companies Fund, Fidelity Latin America Fund,
Fidelity Nordic Fund, Fidelity Overseas Fund, Fidelity Pacific Basin Fund,
Fidelity Series Emerging Markets Fund, Fidelity Southeast Asia Fund,
Fidelity Total International Equity Fund, and Fidelity Worldwide Fund

POST-EFFECTIVE AMENDMENT NO. 116

FIDELITY NEWBURY STREET TRUST (File Nos. 002-78458 and 811-03518)

Prime Fund, Tax-Exempt Fund, and Treasury Fund

POST-EFFECTIVE AMENDMENT NO. 51

1. All funds

C: The Staff would like confirmation that all changes agreed upon related to comments received on November 3, 2009 and November 17, 2009 will be incorporated into these prospectuses.

R: We confirm that the changes will be incorporated.

2. Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High Income Fund, and Fidelity Advisor High Income Advantage Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to disclose the average maturity and the average credit quality of the funds as well as the lowest credit quality the funds may purchase.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity or a policy specifying the lowest rated security that it may purchase or hold. Further, we are not aware of any requirement to disclose the lowest credit rating that a fund may purchase or hold.

3. Fidelity Advisor High Income Advantage Fund

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks a combination of a high level of income and the potential for capital gains."

C: The Staff requests the Investment Objective be revised to state that the potential for capital gains is a secondary objective.

R: The fund's objective is fundamental and therefore subject to change only by shareholder approval. Accordingly we have not revised the objective.

4. Fidelity Advisor High Income Advantage Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like additional disclosure for "name test" purposes indicating 80% of the fund's assets are invested in high income and high yield securities.

R: As indicated in the Staff's Q&A on Rule 35d-1, the rule does not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment. As income is part of the fund's investment objective and does not suggest a type of investment in the context of this fund, we have not added disclosure.

5. Fidelity Advisor High Income Advantage Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing in non-income producing securities, including defaulted securities and common stocks."

C: The Staff asserts that investing in non-income producing securities is contrary to the fund's name and primary investment objective.

R: FMR normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities, but also may invest the fund's assets in non-income producing securities, including defaulted securities and common stocks. The fund's primary investments are consistent with its objective and name, but we disclose these other potential investments because we feel that disclosure is helpful to shareholders. Accordingly, we have not modified disclosure.

6. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Sample from Fidelity Advisor Floating Rate High Income Fund)
"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC) and other affiliates of FMR serve as sub-advisers for the fund."

C: The Staff would like us to confirm that "other affiliates of FMR" do not manage a significant portion of a fund's assets.

R: We confirm that "other affiliates of FMR" do not manage a significant portion of a fund's assets.

7. Fidelity Advisor High Income Fund

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks a high level of current income. The fund may also seek capital appreciation."

C: The Staff requests clarification that capital appreciation is the fund's secondary objective, as it would not be consistent with the fund's name.

R: Pursuant to Item 2 of Form N-1A, we have disclosed in the "Fund Summary" section the fund's investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise in the high yield debt market. We believe that such investments are consistent with the fund's name and investment strategies.

8. Fidelity Advisor High Income Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market."

C: The Staff requests the addition of a statement relating to emerging markets as a strategy in both the "Fund Summary" and "Investment Details" sections and emerging markets as a risk in the "Fund Summary" section.

R: Though the non-U.S. securities in which the fund invests may include foreign issuers in both developed and emerging markets, the fund does not have a principal investment strategy of investing in emerging markets and therefore we have not disclosed such a strategy. In addition, emerging markets risk is disclosed as part of foreign exposure risk, which is disclosed in both the "Investment Summary" and "Investment Details" sections.

9. Fidelity Advisor Value Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff believes that risk disclosure for small-cap and mid-cap securities should be included.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. In particular, we believe that the risks associated with small-cap and mid-cap issuers are issuer-specific risks and are not necessarily tied to capitalization alone. These risks are disclosed under "Issuer Specific Changes." We believe that our disclosure complies with the requirements of Item 9 of Form N-1A, and thus Item 4 of Form N-1A, and therefore, we have not modified our disclosure.

10. Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High Income Fund, Fidelity Advisor High Income Advantage Fund, and Fidelity Advisor Value Fund

"Investment Policies and Limitations" (SAI)

"Senior Securities"

"The fund may not issue senior securities, except in connection with the insurance program established by the fund pursuant to an exemptive order issued by the Securities and Exchange Commission or as otherwise permitted under the Investment Company Act of 1940."

C: The Staff would like us to cite the exemptive order regarding the issuance of senior securities.

R: Daily Money Fund, et al., Investment Company Act Release Nos. 23004 (Jan. 20, 1998) (notice) and 23030 (Feb. 18, 1998) (order).

11. Fidelity Advisor Municipal Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Managing the fund to have similar overall interest rate risk to an index designed to represent Fidelity Management & Research Company (FMR)'s view of how the fund's competitive universe will perform over time."

C: The Staff would like clarification of this strategy. The Staff also questioned how this is relevant to interest rate risk.

R: As indicated in "Investment Details," in managing the fund, FMR uses an index as a guide in structuring the fund and selecting investments. We believe it is important to disclose to shareholders that this index is a custom index that is designed to represent FMR's views, rather than the views of an independent third party. Therefore we have not modified the disclosure.

12. Fidelity Advisor Diversified International Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff requests that language be added to disclose the market capitalization strategy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

13. Fidelity Diversified International Fund, Fidelity Global Balanced Fund, Fidelity Global Capital Appreciation Fund, Fidelity Global Commodity Stock Fund, Fidelity International Capital Appreciation Fund, Fidelity International Discovery Fund, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Overseas Fund, and Fidelity Worldwide Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Allocating investments across different countries and regions."

C: The Staff would like to know how each fund will diversify its assets in countries around the world and how it will meet its Name Test considering the Staff currently takes the position that international funds should have at least 40% of total assets invested outside of the United States and that international funds are expected to be invested in at least three different countries (the United States included).

R: Each fund normally diversifies its investments across different countries and regions. FMR will use fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions, to select investments. The number of different countries represented by the funds' holdings may vary from time to time. Further, we understand that the Staff has changed its position in recent years (see Name Test Rule Proposing Release footnote 38) and that the Staff currently views the term "international" to connote that a fund will invest its assets in investments tied economically to a number of different countries throughout the world (see Name Test Rule Adopting Release footnote 42). Each fund's policies are consistent with the Staff's current position as set forth in the Name Test Rule Adopting Release.

14. Fidelity Advisor Emerging Asia Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Geographic Concentration in Asia. Because Fidelity Management & Research Company (FMR) concentrates the fund's investments in Asia, the fund's performance is expected to be closely tied to social, political, and economic conditions within Asia and to be more volatile than the performance of more geographically diversified funds."

C: The Staff requests that we provide specific risks for Emerging Asian countries.

R: The disclosure at issue summarizes the risks to which a fund such as Advisor Emerging Asia Fund, which is closely tied to Asia, may be exposed, as compared with funds that are more geographically diverse. Additional disclosure about unique risks specific to Asia is appropriately located in the "Investment Details" section under the heading, "Special Considerations regarding Asia." We also call the Staff's attention to disclosure under the heading, "Foreign and Emerging Market Risk," in the both the "Investment Summary" and "Investment Details" sections. As we believe current disclosure addresses the risks of emerging Asian countries, we have not modified disclosure.

15. Fidelity Advisor Emerging Asia Fund

"Fund Summary" (prospectuses)

"Performance"

"Prior to June 16, 1999, the fund operated as Fidelity® Advisor Emerging Asia Fund, Inc. (Closed-End Fund), a closed-end fund. The Closed-End Fund commenced operations on March 25, 1994 and had the same investment objective and substantially similar investment policies as the fund. On June 15, 1999, the Closed-End Fund was reorganized as an open-end fund through a transfer of all of its assets and liabilities to the fund. Shareholders of the Closed-End Fund received Class A shares of the fund in exchange for their shares of the Closed-End Fund. Class T, Class B, and Class C shares were not offered prior to June 16, 1999. The returns presented below for periods prior to June 16, 1999 do not reflect Class A's, Class T's, Class B's, or Class C's total expenses. If the effect of Class A's, Class T's, Class B's, and Class C's total expenses were reflected, returns may be lower than those shown because Class A, Class T, Class B, and Class C shares of the fund may have higher total expenses than the Closed-End Fund."

C: The Staff believes that the language, apart from the first and third sentences, is not required and should be removed.

R: We will revise the disclosure as follows:

"Prior to June 16, 1999, the fund operated as Fidelity® Advisor Emerging Asia Fund, Inc. (Closed-End Fund), a closed-end fund. ~~The Closed-End Fund commenced operations on March 25, 1994 and had the same investment objective and substantially similar investment policies as the fund.~~ On June 15, 1999, the Closed-End Fund was reorganized as an open-end fund through a transfer of all of its assets and liabilities to the fund. ~~Shareholders of the Closed-End Fund received Class A shares of the fund in exchange for their shares of the Closed-End Fund. Class T, Class B, and Class C shares were not offered prior to June 16, 1999. The returns presented below for periods prior to June 16, 1999 do not reflect Class A's, Class T's, Class B's, or Class C's total expenses. If the effect of Class A's, Class T's, Class B's, and Class C's total expenses were reflected, returns may be lower than those shown because Class A, Class T, Class B, and Class C shares of the fund may have higher total expenses than the Closed-End Fund.~~"

16. Fidelity Advisor Emerging Asia Fund, Fidelity Advisor Emerging Markets Fund, Fidelity Advisor Europe Capital Appreciation Fund, Fidelity Advisor Japan Fund, Fidelity Advisor Latin America Fund, Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, Fidelity Emerging Markets Fund, Fidelity Europe Fund, Fidelity Europe Capital Appreciation Fund, Fidelity Japan Fund, Fidelity Japan Smaller Companies Fund, Fidelity Latin America Fund, Fidelity Nordic Fund, Fidelity Pacific Basin Fund, Fidelity Series Emerging Markets Fund, and Fidelity Southeast Asia Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Sample from Advisor Emerging Asia)
"FMR normally invests at least 80% of the fund's assets in securities of Asian emerging market issuers and other investments that are tied economically to Asian emerging markets. Asian emerging market issuers are those issuers located in an Asian country with an emerging market. Asian countries with emerging markets include Hong Kong, India, Indonesia, Korea, Malaysia, Pakistan, the Philippines, the People's Republic of China, Singapore, Sri Lanka, Taiwan, Thailand, and Vietnam. FMR normally invests the fund's assets primarily in common stocks."

C: The Staff inquired as to how it is determined that an investment is tied economically to a particular country or region.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, "Country or Geographic Region" in the Principal Investment Risks" in the "Investment Details" section.

17. Fidelity Advisor Diversified International Fund, Fidelity Advisor Emerging Asia Fund, Fidelity Advisor Emerging Markets Fund, Fidelity Advisor Europe Capital Appreciation Fund, Fidelity Advisor International Capital Appreciation Fund, Fidelity Advisor Japan Fund, Fidelity Advisor Latin America Fund, Fidelity Advisor Overseas Fund, and Fidelity Advisor Value Leaders Fund

"Investment Details" (prospectuses)

"Description of Principal Security Types"

C: Noting the current disclosure is unclear, the Staff requests additional disclosure regarding the types of securities in which the funds are investing.

R: Current disclosure describes the principal security types in which the funds may invest and therefore we have not modified disclosure.

18. Fidelity Advisor Global Capital Appreciation Fund, Fidelity Advisor International Capital Appreciation Fund, Fidelity Advisor Japan Fund, Fidelity Advisor Overseas Fund, Fidelity Advisor Value Fund, Fidelity Advisor Value Leaders Fund, Fidelity Canada Fund, Fidelity Capital Appreciation Fund, Fidelity Disciplined Equity Fund, Fidelity Diversified International Fund, Fidelity Europe Fund, Fidelity Europe Capital Appreciation Fund, Fidelity Focused Stock Fund, Fidelity International Capital Appreciation Fund, Fidelity International Discovery Fund, Fidelity International Growth Fund, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Japan Fund, Fidelity Overseas Fund, Fidelity Pacific Basin Fund, Fidelity Small Cap Independence Fund, Fidelity Southeast Asia Fund, Fidelity Stock Selector, Fidelity Total International Equity Fund, Fidelity Value Fund, and Fidelity Worldwide Fund

"Fund Summary" (prospectuses)

"Fee Table"

Annual class operating expenses (expenses that you pay each year as a % of the value of your investment)

Class A

Class T

Class B

Class C

Management feeA	%	%	%	%
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
Other expenses	%	%	%	%
[Acquired fund fees and expenses	%	%	%	%]
Total annual class operating expensesB	%	%	%	%

A The fund's management fee rate fluctuates based on the fund's performance relative to a securities market index. As a result, the fund's current management fee rate and total operating expenses may be higher or lower than the management fee rate and total operating expenses shown above.

C: The Staff requests the removal of the performance fee footnote from the Fee Table and noted that the disclosure could be included outside of the Fund Summary section.

R: We believe it is important to alert shareholders that the the current management fee rate and therefore total operating expenses may be higher than shown in the fee table. We are concerned that by moving this disclosure out of the Fund Summary section, shareholders that receive a stand-alone summary prospectus (if and when used) would not be aware that the management fee may fluctuate based on the fund's relative performance. Therefore, rather than move the disclosure so that it appears outside of the Fund Summary, we propose to edit the disclosure as follows:

Annual class operating expenses (expenses that you pay each year as a % of the value of your investment)

Class A

Class T

Class B

Class C

Management fee (fluctuates based on the fund's performance relative to a securities market index)%		%	%	%
Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
Other expenses	%	%	%	%
[Acquired fund fees and expenses	%	%	%	%]
Total annual class operating expensesB	%	%	%	%

~~A The fund's management fee rate fluctuates based on the fund's performance relative to a securities market index. As a result, the fund's current management fee rate and total operating expenses may be higher or lower than the management fee rate and total operating expenses shown above.~~

19. Fidelity Advisor Value Leaders Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in blue chip companies (companies whose stock is included in the Standard & Poor's 500SM Index (S&P 500®) or the Dow Jones Industrial AverageSM (DJIASM), and companies with market capitalizations of at least $1 billion if not included in either index)."

C: The Staff notes that the above criteria does not appear to be sufficient to determine whether a company is a leader.

R: The fund normally invests primarily in common stocks of well-known and established companies, and normally invests at least 80% of assets in blue chip companies. The disclosure at issue provides FMR's definition of "blue chip" for purposes of the fund's 80% policy. We believe this definition is reasonable and appropriately disclosed. Therefore, we have not modified disclosure.

20. Fidelity Global Balanced Fund

"Fund Summary" (prospectuses)

"Fee Table"

"The following table describes the fees and expenses that may be incurred when you buy, hold, or sell shares of the fund. The following fees and expenses are based on the average net assets during the fund's most recent fiscal year. To the extent that current net assets are less or greater than the average during the most recent fiscal year, total annual operating expenses for the current fiscal year may be higher or lower than the information presented. The fund may invest in a central fund that in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. Fidelity Management & Research Company (FMR) has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of Commodity Strategy Central Fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement."

C: The Staff requests we disclose this information in a footnote to the Fee Table as opposed to the paragraph preceding the Fee Table.

R: We will remove the disclosure, as requested, and anchor the following footnote to the Management Fee line item of the fee table:

"[x] The fund may invest in Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for each class."

21. Fidelity Global Balanced Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock)."

C: In light of the fund's strategy to invest at least 25% of total assets in fixed-income senior securities, the Staff would like us to identify the minimum about of total assets that the fund will invest in equity securities (i.e., the Staff would expect to see a corresponding statement for equity securities).

R: We understand that the Staff has taken the position that a fund that holds itself out as "balanced" should invest at least 25% of its assets in fixed income senior securities and should invest at least 25% of its assets in equities; however, we are not aware of a requirement to disclosure the minimum amount of total assets that a fund will invest in equity securities.

22. Fidelity Global Balanced Fund

"Fund Management" (prospectuses)

"Geoff Stein is co-lead manager of the fund, which he has managed since June 2009. He also manages other Fidelity funds. Since joining Fidelity Investments in 1994, Mr. Stein has served as director of the Portfolio Analysis Group, director of Portfolio Strategy for Strategic Advisers, Inc., and as a portfolio manager.

Ruben Calderon is co-lead manager of the fund, which he has managed since December 2006. Since joining Fidelity Investments in 1995, Mr. Calderon has worked as a research analyst and asset allocation strategist.

Melissa Reilly is co-manager of the fund, which she has managed since May 2007. She also manages other Fidelity funds. Prior to joining Fidelity Investments in 2004, Ms. Reilly worked for Putnam Investments as a research analyst, senior vice president and portfolio manager from 1999 until 2004.

Leon Tucker is co-manager of the fund, which he has managed since April 2007. Since joining Fidelity Investments in 1997, Mr. Tucker has worked as an analyst, director of research in Hong Kong and portfolio manager.

Stephen DuFour is co-manager of the fund, which he has managed since October 2007. Since joining Fidelity Investments in 1992, Mr. DuFour has worked as an equity analyst and portfolio manager.

John Lo is co-manager of the fund, which he has managed since February 2007. Since joining Fidelity Investments in 1993, Mr. Lo has worked as both an investment analyst and as a portfolio manager. In conjunction with his portfolio management responsibilities, he is currently the country head of Equity Investments for FIL in Singapore.

Andrew Weir is co-manager of the fund, which he has managed since January 2006. Since joining Fidelity Investments in 1997, Mr. Weir has worked as a quantitative research analyst, director of research and portfolio manager."

C: The Staff would like us to describe the role of each portfolio manager, including any limitations they may have.

R: We believe the current disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 10.

23. Fidelity Series Global ex U.S. Index Fund

C: The Staff questions the choice of the fund's trust, as both the fund and the trust are subject to the name test rule.

R: We are not aware of authority that requires a series company to apply Rule 35d-1 at the legal entity level in addition to the individual series level. Nonetheless, we agree that a series company should not adopt and use a name in a manner that could reasonably be expected to mislead investors in its constituent series. We note that the trust's name does not appear in the prospectus, or the fund's name. In light of the extensive plain English disclosure describing the fund's investment objectives and strategies that appears in the fund's prospectus, even if the trust's name were deemed to be inconsistent with the fund's investment focus, we do not believe that the trust's name in the SAI would deceive investors.

24. Fidelity Series Global ex U.S. Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities included in the MSCI® ACWISM ex-USA Index and in depository receipts representing securities included in the Index."

C: The Staff notes that this fund appears to be tracking the MSCI ACWI ex-USA Index, and requests that we disclose the average market capitalization for the index.

R: As the capitalization range of the index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified the disclosure.

25. Fidelity Series Global ex U.S. Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities included in the MSCI® ACWISM ex-USA Index and in depository receipts representing securities included in the Index."

C: The Staff notes that the Name Test Rule is not meant to act as a safe harbor. The Staff believes the fund should invest more than 80% of assets in index securities.

R: We believe the wording of the fund's name test complies with the name test rule, but are aware of the Staff's position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

26. Tax-Exempt Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. FMR does not currently intend to invest the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax."

C: The Staff believes the fund should have a clear policy of not investing in municipal securities whose interest is subject to the federal alternative minimum tax, in order to comply with the Name Test Rule.

R: Consistent with Rule 35d-1, as a matter of fundamental policy, the fund seeks to provide as high a level of current income, exempt from federal income taxes, as is consistent with liquidity and stability of principal, and normally invests at least 80% of its assets in municipal securities whose interest is exempt from federal income tax. Consistent with current Staff positions, the fund could invest up to 20% in securities subject to the federal AMT, though FMR does not intend to do so. We feel this intention is important to disclose to shareholders. Accordingly we have not modified disclosure.

27. Fidelity Japan Smaller Companies Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of Japanese issuers, and other investments that are tied economically to Japan, with smaller market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell/Nomura Mid-Small™ Index or the Japanese Association of Securities Dealers Automated Quotations Index (JASDAQ))."

C: The Staff questioned whether all companies in the indices are small companies.

R: We understand the Staff takes the position that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. As we believe our definition of smaller market capitalization companies is reasonable for this fund, we have not modified disclosure.

28. Fidelity Advisor Latin America and Fidelity Latin America Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing up to 35% of total assets in any industry that accounts for more than 20% of the Latin American market."

C: The Staff questions how this policy is consistent with Section 8(b)(1) of the Investment Company Act of 1940 (1940 Act) as evidenced by the First Australia no-action letter. Also, the Staff notes the First Australia no-action letter pertains to concentration percentages relative to an index, while our disclosure references concentration percentages relative to an entire market.

R: FMR may invest up to 35% of each fund's total assets in any industry that accounts for more than 20% of the Latin American market as a whole. As disclosed in the "Investment Details" section, FMR currently has determined that the MSCI EM - Latin America Index is an appropriate a measure of the Latin American market for purposes of this principal investment policy. As disclosed in the Statement of Additional Information, each fund's fundamental concentration policy reads in full as follows: "The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Latin American market as a whole, as measured by an index determined by FMR to be an appropriate measure of the Latin American market." Fidelity had numerous discussions with the SEC Staff in 1999 before this form of fundamental concentration policy was implemented for any of the Fidelity funds. The Fidelity form of policy differs from the policy at issue in the First Australia no-action letter in one respect: the Fidelity fund does not name its benchmark index as part of its fundamental policy. As a result of those conversations with the Staff, we are comfortable that each fund's concentration policy nevertheless is consistent with Section 8(b)(1) of the 1940 Act. We have previously discussed with the Staff that the Fidelity funds' benchmark indexes are not a part of their fundamental policies. We explained our concern about naming an index in part of a fundamental policy when at any time an index provider may discontinue the index, stop publishing it, or change the composition of the index. We were advised orally that inclusion of the index name in the fundamental policy was not required; instead it was only one factor in determining if Section 8(b) was satisfied. Currently, each fund uses the MSCI EM - Latin America Index as an appropriate measure of the Latin American market, but FMR could use a different index or additional indexes to represent the local market in the future, provided the index(es) were determined by FMR to be appropriate based on index characteristics.

29. Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, Fidelity Pacific Basin Fund, and Fidelity Southeast Asia Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

(Sample taken from Southeast Asia Fund
"Allocating investments across different Southeast Asian countries."

C: The Staff would like us to identify the countries of the issuers the funds will invest in.

R: As disclosed in the Investment Details section, EMEA countries include, without limitation, Russia, South Africa, Israel, Turkey, Poland, Egypt, Czech Republic, Hungary, and Morocco.

30. Fidelity International Small Cap Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations of $5 billion or less)."

C: The Staff would like an explanation for why $5 billion or less is a reasonable definition for companies with small market capitalizations.

R: We believe that $5 billion or less is a reasonable definition of companies with small market capitalizations for our international small cap fund and that this definition is appropriately captured in our investment disclosure. As there is no universally accepted definition of "small cap" in the industry and definitions vary widely among the funds, we are comfortable that $5 billion is an appropriate threshold for use by this fund. The $5 billion threshold provides necessary flexibility in the event that the capitalization range of the companies in the index representing the underlying markets should change. For example, as of October 31, 1999, the largest company in the Tokyo Stock Exchange Second Section Stock Price Index (a market capitalization weighted index that reflects the performance of the smaller, less established and newly listed companies of the Tokyo Stock Exchange) had a market capitalization of $14.1 billion. As of October 31, 2004, the largest company in the Tokyo Stock Exchange Second Section Stock Price Index had a market cap of only $1.9 billion. Wide variations in the capitalization levels of companies in the underlying markets necessitate the use of a broad definition of "small cap." Additionally, because there are several other international funds in the industry that define small cap using a cap threshold of $5 billion or higher, we believe that using a lower threshold would put us at a competitive disadvantage.

31. Fidelity Advisor Diversified International Fund, Fidelity Advisor Emerging Asia Fund, Fidelity Advisor Emerging Markets Fund, Fidelity Advisor Europe Capital Appreciation Fund, Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor Global Capital Appreciation Fund, Fidelity Advisor High Income Advantage Fund, Fidelity Advisor High Income Fund, Fidelity Advisor International Capital Appreciation Fund, Fidelity Advisor Japan Fund, Fidelity Advisor Latin America Fund, Fidelity Advisor Municipal Income Fund, Fidelity Advisor Overseas Fund, Fidelity Advisor Value Fund, Fidelity Advisor Value Leaders Fund, Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, Fidelity Global Balanced Fund, Fidelity Global Commodity Stock Fund, Fidelity International Discovery Fund, Fidelity International Growth, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Small Cap Independence Fund, Fidelity Tax Managed Stock Fund, Fidelity Total International Equity Fund, and Fidelity Worldwide Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Fidelity Advisor Floating Rate High Income Fund - ATBC)

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class B

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	2.75%	2.75%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)A	NoneB	NoneC	3.50%D	1.00%E
Redemption fee on shares held less than 60 days (as a % of amount redeemed)A	1.00%	1.00%	1.00%	1.00%

A A redemption fee and/or a contingent deferred sales charge may be charged when you sell your shares or if your shares are redeemed because your fund balance falls below the balance minimum for any reason, including solely due to declines in net asset value per share.

B Class A purchases of $1 million or more will not be subject to a front-end sales charge but may be subject, upon redemption, to a contingent deferred sales charge that declines over 2 years from 1.00% to 0%.

C Class T purchases of $1 million or more will not be subject to a front-end sales charge but may be subject, upon redemption, to a contingent deferred sales charge of 0.25% if redeemed less than one year after purchase.

D Declines over 6 years from 3.50% to 0%.

E On Class C shares redeemed less than one year after purchase.

C: The Staff asserts that footnotes A, B, C, and E are neither required nor permitted. The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As previously discussed with the Staff, we will reword and collapse certain footnotes as follows:

~~A A redemption fee and/or a contingent deferred sales charge may be charged when you sell your shares or if your shares are redeemed because your fund balance falls below the balance minimum for any reason, including solely due to declines in net asset value per share.~~
~~B~~A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A ~~but~~ purchases may be subject, upon redemption, to a CDSC ~~contingent deferred sales charge~~ that declines over 2 years from 1% to 0%. Such Class T purchases ~~of $1 million or more will not be subject to a front-end sales charge but~~ may be subject, upon redemption, to a CDSC ~~contingent deferred sales charge~~ of 0.25% if redeemed less than one year after purchase.
~~D~~B Declines over 6 years from 3.50% to 0%.
~~E~~C On Class C shares redeemed less than one year after purchase.

Having received confirmation that the Staff has changed its position on footnote A, we will remove it to comply with the Staff's current position. In addition, we believe that footnote E (now footnote C) is permitted under Instruction 2(a)(i) to Item 3, and therefore have not removed the footnote.

As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

32. All funds

"Fund Summary" (prospectuses)

"Fee Table"

"[X] Based on historical expenses, adjusted to reflect current fees."

C: The Staff asserts that this footnote is neither required nor permitted.

R: Instruction 3(d)(ii) to Item 3 of Form N-1A provides as follows: If there have been any changes in "Annual Fund Operating Expenses" that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees. We will remove the footnote per the Staff's request, except for any fund that meets the criteria of this instruction.

33. Fidelity Advisor Diversified International Fund, Fidelity Advisor Emerging Asia Fund, Fidelity Advisor Emerging Markets Fund, Fidelity Advisor Europe Capital Appreciation Fund, Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor Global Capital Appreciation Fund, Fidelity Advisor High Income Advantage Fund, Fidelity Advisor High Income Fund, Fidelity Advisor International Capital Appreciation Fund, Fidelity Advisor Japan Fund, Fidelity Advisor Latin America Fund, Fidelity Advisor Municipal Income Fund, Fidelity Advisor Overseas Fund, Fidelity Advisor Value Fund, Fidelity Advisor Value Leaders Fund, Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund, Fidelity Global Balanced Fund, Fidelity Global Commodity Stock Fund, Fidelity International Discovery Fund, Fidelity International Growth, Fidelity International Small Cap Fund, Fidelity International Small Cap Opportunities Fund, Fidelity International Value Fund, Fidelity Small Cap Independence Fund, Fidelity Tax Managed Stock Fund, Fidelity Total International Equity Fund, and Fidelity Worldwide Fund

"Fund Summary" (prospectuses)

"Fee Table"

"A Reflects conversion to Class A shares after a maximum of seven years."

C: The Staff asserts that this footnote is neither required nor permitted.

R: To address the Staff's comment we will remove the footnote and add the following disclosure as a new paragraph at the end of "Purchase and Sale of Shares:"

"After a maximum of seven years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV."

34. All funds

"Fund Summary" (prospectuses)

"Performance"

(Sample from Fidelity Advisor Floating Rate High Income Fund - ATBC)

For the periods ended December 31, 2008

Past 1 year

Past 5 years

Life of class

Fidelity Advisor Floating Rate High Income Fund
Class A - Return Before Taxes	%	%	%A
Return After Taxes on Distributions	%	%	%A
Return After Taxes on Distributions and Sale of Fund Shares	%	%	%A
Class T - Return Before Taxes	%	%	%A
Class B - Return Before Taxes	%	%	%A,C
Class C - Return Before Taxes	%	%	%A
S&P®/LSTA Leveraged Performing Loan Index (reflects no deduction for fees, expenses, or taxes)%		%	%B

A From August 16, 2000.

B From August 31, 2000.

C Reflects conversion to Class A shares after a maximum of seven years.

C: The Staff requests that footnotes A and B above be removed and the information contained therein be added to the "Life of class." The Staff also requests that footnote C be removed as it is neither required nor permitted.

R: Subject to resolution of comment #33 above, we will remove the footnote as the Staff requested. We are not inclined to remove footnotes A and B as doing so would not be workable in multi-class documents where classes have different commencement dates and/or in documents disclosing index performance with different inception dates.

35. Prime Fund, Tax-Exempt Fund, and Treasury Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Sample from Prime Fund - Capital Reserves Class)
"B In order to avoid a negative yield, FMR may reimburse expenses or waive fees of Capital Reserves Class of the fund and/or the fund's distributor may waive all or a portion of the 12b-1 fees of Capital Reserves Class of the fund. Any such waiver or expense reimbursement would be voluntary and could be discontinued at any time. There is no guarantee that Capital Reserves Class of the fund will be able to avoid a negative yield."

C: The Staff asserts that this footnote is neither required nor permitted.

R: Though we believe this disclosure conveys important information to shareholders about the fees associated with an investment in the fund, we will move this disclosure to the Fund Management section of the statutory prospectus.

36. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.